SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MINUTES OF THE 32nd MEETING OF THE ELIGIBILITY AND ADVISORY COMMITTEE OF COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

The 32nd meeting of the Eligibility and Advisory Committee of Companhia de Saneamento Básico do Estado de São Paulo – SABESP was held on March 24, 2023, at 4:00 p.m.

Agenda: Analysis of the appointees for the Board of Directors, Fiscal Council, and Audit Committee.

The members of SABESP’s Eligibility and Advisory Committee, in response to CODEC Official Letter 069 of March 24, 2023, and with regard to the content of the email (mmartins@sabesp.com.br), dated March 24, 2023, at 3:51 p.m. (page 2348 of SIMA digital process 015656/2020-91) and based on the statements signed in the Registration Form established by CODEC Resolution 03/2018, as well as the documentation submitted by the appointees to the i) Board of Directors: Karla Bertocco Trindade, as Chair, to replace Mario Engler Pinto Junior, Nerylson Lima da Silva, as member, to replace Claudia Polto da Cunha, Inês Maria dos Santos Coimbra de Almeida Prado, as member, to replace Leonardo Augusto de Andrade Barbosa, Jônatas Souza da Trindade, as member, to replace Francisco Luiz Sibut Gomide, Anderson Marcio de Oliveira, as member, to replace Luiz Eduardo Alves de Assis, Eduardo Person Pardini, as independent member and Coordinator of the Audit Committee, Mario Engler Pinto Junior, as independent member, to replace Francisco Vidal Luna, integrating the Audit Committee, and Karolina Fonseca Lima, as independent member, to replace Wilson Newton Mello Neto, integrating the Audit Committee; ii) Fiscal Council: Humberto Macedo Puccinelli, as sitting member and Gustavo Carvalho Tapia Lira, as alternate member, and Natália Resende Andrade Ávila, as sitting member and Pedro Monnerat Heidenfelder, as alternate member; iii) Audit Committee: Eduardo Person Pardini, as Coordinator; Mario Engler Pinto Junior, as member, to replace Francisco Vidal Luna, and Karolina Fonseca Lima, as member, to replace Wilson Newton Mello Neto, confirm that the appointment process complies with Federal Law 13,303/2016, Federal Law 6,404/1976, State Decree 62,349/2016, the Company’s Bylaws, the Company’s Nomination Policy, and CODEC Resolution 02/2023, whereby the aforementioned proofs of the appointees will be filed at the Company.

There being no other business to address, the meeting was adjourned for the drawing up of these minutes, which were read, found to be in compliance, and digitally signed by the members.

CARLA ALMEIDA

FÁBIO AURÉLIO AGUILERA MENDES

PAULA CRISTINA NASSSIF ELIAS DE LIMA

Appointee: KARLA BERTOCCO TRINDADE

Individual Taxpayer’s ID (CPF): 260.211.228-36

Position: Chair of the Board of Directors

Assessment Script	Verification	Note
General Data	Are all fields completed and compliant? ( x ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( x ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed

( x ) Yes ( ) No

CV initialed and signed

( x ) Yes ( ) No

Declaration signed as required by CVM

( x ) Yes ( ) No

Higher education diploma or proof of membership in a professional association

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee affirms that the nomination of Mrs. KARLA BERTOCCO TRINDADE complies with Federal Laws 13.303/2016 and 6.404/1976, and State Decree 62.349/2016.

Appointee: NERYLSON LIMA DA SILVA

Individual Taxpayer’s ID (CPF): 821.475.664-20

Position: Member – Board of Directors

Assessment Script	Verification	Note
General Data	Are all fields completed and compliant? ( x ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( x ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed

( x ) Yes ( ) No

CV initialed and signed

( x ) Yes ( ) No

Declaration signed as required by CVM

( x ) Yes ( ) No

Higher education diploma or proof of membership in a professional association

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee affirms that the nomination of Mr. NERYLSON LIMA DA SILVA, complies with Federal Laws 13.303/2016 and 6.404/1976, and State Decree 62.349/2016.

Appointee: INÊS MARIA DOS SANTOS COIMBRA DE ALMEIDA PRADO

Individual Taxpayer’s ID (CPF): 074.553.187-31

Position: Member – Board of Directors

Assessment Script	Verification	Note
General Data	Are all fields completed and compliant? ( x ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( x ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed

( x ) Yes ( ) No

CV initialed and signed

( x ) Yes ( ) No

Declaration signed as required by CVM

( x ) Yes ( ) No

Higher education diploma or proof of membership in a professional association

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee affirms that the nomination of Mrs. INÊS MARIA DOS SANTOS COIMBRA ALMEIDA PRADO, complies with Federal Law 13.303/2016 and 6.404/1976, and State Decree 62.349/2016.

Appointee: JÔNATAS SOUZA DA TRINDADE

Individual Taxpayer’s ID (CPF): 789.481.501-20

Position: Member – Board of Directors

Assessment Script	Verification	Note
General Data	Are all fields completed and compliant? ( x ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( x ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed

( x ) Yes ( ) No

CV initialed and signed

( x ) Yes ( ) No

Declaration signed as required by CVM

( x ) Yes ( ) No

Higher education diploma or proof of membership in a professional association

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee affirms that the nomination of Mr. JÔNATAS SOUZA DA TRINDADE, complies with Federal Laws 13.303/2016 and 6.404/1976, and State Decree 62.349/2016.

Appointee: ANDERSON MARCIO DE OLIVEIRA

Individual Taxpayer’s ID (CPF): 009.741.924-90

Position: Member – Board of Directors

Assessment Script	Verification	Note
General Data	Are all fields completed and compliant? ( x ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( x ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed

( x ) Yes ( ) No

CV initialed and signed

( x ) Yes ( ) No

Declaration signed as required by CVM

( x ) Yes ( ) No

Higher education diploma or proof of membership in a professional association

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee affirms that the nomination of Mr. ANDERSON MARCIO DE OLIVEIRA, complies with Federal Laws 13.303/2016 and 6.404/1976, and State Decree 62.349/2016.

Appointee: EDUARDO PERSON PARDINI

Individual Taxpayer’s ID (CPF): 040.288.598-83

Position: Independent Member – Board of Directors

Coordinator – Audit Committee

Assessment Script	Verification	Note
General Data	Are all fields completed and compliant? ( x ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( x ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed

( x ) Yes ( ) No

CV initialed and signed

( x ) Yes ( ) No

Declaration signed as required by CVM

( x ) Yes ( ) No

Higher education diploma or proof of membership in a professional association

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee affirms that the nomination of Mr. EDUARDO PERSON PARDINI, complies with Federal Laws 13.303/2016 and 6.404/1976, and State Decree 62.349/2016.

Appointee: MARIO ENGLER PINTO JUNIOR

Individual Taxpayer’s ID (CPF): 988.910.818-68

Position: Independent Member – Board of Directors

Member – Audit Committee

Assessment Script	Verification	Note
General Data	Are all fields completed and compliant? ( x ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( x ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed

( x ) Yes ( ) No

CV initialed and signed

( x ) Yes ( ) No

Declaration signed as required by CVM

( x ) Yes ( ) No

Higher education diploma or proof of membership in a professional association

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee affirms that the nomination of Mr. MARIO ENGLER PINTO JUNIOR, complies with Federal Laws 13.303/2016 and 6.404/1976, and State Decree 62.349/2016.

Appointee: KAROLINA FONSECA LIMA

Individual Taxpayer’s ID (CPF): 417.926.613-04

Position: Independent Member – Board of Directors

Member – Audit Committee

Assessment Script	Verification	Note
General Data	Are all fields completed and compliant? ( x ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( x ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed

( x ) Yes ( ) No

CV initialed and signed

( x ) Yes ( ) No

Declaration signed as required by CVM

( x ) Yes ( ) No

Higher education diploma or proof of membership in a professional association

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee affirms that the nomination of Mrs. KAROLINA FONSECA LIMA, complies with Federal Laws 13.303/2016 and 6.404/1976, and State Decree 62.349/2016.

Appointee: HUMBERTO MACEDO PUCCINELLI

Individual Taxpayer’s ID (CPF): 022.759.188-76

Position: Sitting Member – Fiscal Council

Assessment Script	Verification	Note
General Data	Are all fields completed and compliant? ( x ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( x ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed

( x ) Yes ( ) No

CV initialed and signed

( x ) Yes ( ) No

Declaration signed as required by CVM

( x ) Yes ( ) No

Higher education diploma or proof of membership in a professional association

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee affirms that the nomination of Mr. HUMBERTO MACEDO PUCCINELLI, complies with Federal Laws 13.303/2016 and 6.404/1976, and State Decree 62.349/2016.

Appointee: GUSTAVO CARVALHO TAPIA LIRA

Individual Taxpayer’s ID (CPF): 270.533.078-08

Position: Alternate member – Fiscal Council

Assessment Script	Verification	Note
General Data	Are all fields completed and compliant? ( x ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( x ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed

( x ) Yes ( ) No

CV initialed and signed

( x ) Yes ( ) No

Declaration signed as required by CVM

( x ) Yes ( ) No

Higher education diploma or proof of membership in a professional association

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee affirms that the nomination of Mr. GUSTAVO CARVALHO DE LIRA, complies with Federal Laws 13.303/2016 and 6.404/1976, and State Decree 62.349/2016.

Appointee: NATÁLIA RESENDE ANDRADE ÁVILA

Individual Taxpayer’s ID (CPF): 731.102.641-53

Position: Sitting member – Fiscal Council

Assessment Script	Verification	Note
General Data	Are all fields completed and compliant? ( x ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( x ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed

( x ) Yes ( ) No

CV initialed and signed

( x ) Yes ( ) No

Declaration signed as required by CVM

( x ) Yes ( ) No

Higher education diploma or proof of membership in a professional association

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee affirms that the nomination of Mrs. NATÁLIA RESENDE DE ÁVILA, complies with Federal Laws 13.303/2016 and 6.404/1976, and State Decree 62.349/2016.

Appointee: PEDRO MONNERAT HEIDENFELDER

Individual Taxpayer’s ID (CPF): 120.263.157-60

Position: Alternate member – Fiscal Council

Assessment Script	Verification	Note
General Data	Are all fields completed and compliant? ( x ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( x ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed

( x ) Yes ( ) No

CV initialed and signed

( x ) Yes ( ) No

Declaration signed as required by CVM

( x ) Yes ( ) No

Higher education diploma or proof of membership in a professional association

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee affirms that the nomination of Mr. PEDRO MONNERAT HEIDENFELDER, complies with Federal Laws 13.303/2016 and 6.404/1976, and State Decree 62.349/2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 3, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.